Investment Managers Series Trust

235 West Galena Street

Milwaukee, Wisconsin 53212

August 28, 2020

VIA EDGAR TRANSMISSION

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust (the “Trust”)

File No. 333-248114

Dear Mr. Orlic:

Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into the Trust’s Form N-14 Registration Statement filed with the Securities and Exchange Commission on August 18, 2020 (Accession No. 0001398344-20-016049):

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or require further information, do not hesitate to contact me at (626) 385-5777.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary
Investment Managers Series Trust